Exhibit 99.1

China Yuchai International Announces 2016 Unaudited

First Quarter Financial Results

SINGAPORE, Singapore – May 12, 2016 - China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), a leading automotive manufacturer and distributor of engines in China through its main operating subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), announced today its unaudited consolidated financial results for the first quarter ended March 31, 2016. The financial information presented herein for 2016 and 2015 is reported using International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Financial Highlights for the First Quarter of 2016

•	Net revenue declined to RMB 3.4 billion (US$ 523.1 million) compared with RMB 3.7 billion in the first quarter of 2015;

•	Gross profit was RMB 604.3 million (US$ 93.5 million), with a gross margin of 17.9% compared with RMB 674.4 million and a gross margin of 18.3% in the first quarter of 2015;

•	Operating profit decreased to RMB 183.8 million (US$ 28.4 million) compared with RMB 228.1 million in the same quarter of 2015;

•	Net earnings attributable to China Yuchai’s shareholders decreased to RMB 89.2 million (US$ 13.8 million) from RMB 105.4 million in the first quarter of 2015;

•	Earnings per share were RMB 2.27 (US$ 0.35) compared with RMB 2.76 in the first quarter of 2015;

•	Total number of engines sold was 90,771 units compared with 105,046 units in the first quarter of 2015.

Revenue for the first quarter of 2016 was RMB 3.4 billion (US$523.1 million), a decrease of 8.1% compared with RMB 3.7 billion in the first quarter of 2015. The total number of engines sold by GYMCL in the first quarter of 2016 was 90,771 units compared with 105,046 units in the same quarter in 2015, representing a decrease of 14,275 units, or 13.6%. According to data reported by the China Association of Automobile Manufacturers (“CAAM”) (excluding sales of gasoline powered and electric engines), in the first quarter of 2016, there was a 2.0% reduction in bus sales led by a 7.9% decrease in heavy-duty bus sales while there was a 3.3% increase in truck sales. The increase in truck sales comprised mainly engine sales for mini-trucks and trailers. According to CAAM, sales of commercial vehicles recorded an increase of 2.6% in the first quarter of 2016, compared to the same quarter in 2015.

Gross profit was RMB 604.3 million (US$93.5 million) compared with RMB 674.4 million in the first quarter of 2015, representing a decrease of 10.4%. Gross margin was 17.9% compared with 18.3% in the same quarter last year. The lower gross margin was mainly attributable to the decline in unit sales by 13.6% compared with the same period in 2015.

Other income was RMB 23.3 million (US$3.6 million), compared with RMB 1.5 million in the first quarter of 2015, representing an increase of RMB 21.8 million. This increase was mainly due to unrealized foreign exchange revaluation gains and higher interest income from bank deposits.

Research and development (“R&D”) expenses were RMB 99.6 million (US$15.4 million), compared with RMB 113.3 million in the first quarter of 2015, representing a decrease of 12.1%. R&D expenses were mainly related to the development of new and existing engine products compliant with National V emission standards for the truck and bus segments, and expansion of our off-road product offerings. As a percentage of revenue, R&D spending decreased to 2.9% compared with 3.1% in the first quarter of 2015.

Selling, general and administrative (“SG&A”) expenses were RMB 344.1 million (US$53.3 million), an increase from RMB 334.5 million in the first quarter of 2015. SG&A expenses represented 10.2% of revenue compared with 9.1% in the same quarter a year ago. The higher percentage was mainly due to lower unit sales, higher warranty expense and higher allowance for doubtful debts.

Operating profit decreased to RMB 183.8 million (US$28.4 million) from RMB 228.1 million in the first quarter of 2015. The operating margin was 5.4% compared with 6.2% in the first quarter of 2015.

Finance costs decreased to RMB 29.0 million (US$4.5 million) from RMB 33.6 million in the first quarter of 2015, a decrease of RMB 4.6 million or 13.7%. Lower finance costs mainly resulted from a reduction in borrowings and lower borrowing costs.

Profit before tax was RMB 149.0 million (US$23.1 million) compared with RMB 187.8 million in the first quarter of 2015, representing a decrease of RMB 38.8 million. This was mainly due to lower gross profit, higher other operating income and lower R&D expenses.

Total net profit attributable to China Yuchai’s shareholders was RMB 89.2 million (US$13.8 million), or earnings per share of RMB 2.27 (US$0.35) compared with RMB 105.4 million, or earnings per share of RMB 2.76 in the same quarter in 2015.

Earnings per share in the first quarter of 2016 was based on a weighted average of 39,298,340 shares compared with 38,195,706 shares in the first quarter of 2015. In July 2015, we issued 1,102,634 new shares to shareholders who elected to receive shares in lieu of dividend in cash.

Balance Sheet Highlights as at March 31, 2016

•	Cash and bank balances were RMB 4.3 billion (US$ 659.0 million) compared with RMB 3.8 billion at December 31, 2015;

•	Trade and bills receivables were RMB 7.3 billion (US$ 1,123.1 million) compared with RMB 7.2 billion at the end of 2015;

•	Inventories were RMB 1.7 billion (US$ 267.8 million) which was similar to the balance as at December 31, 2015;

•	Short- and long-term borrowings were RMB 2.6 billion (US$ 396.2 million) compared with RMB 2.5 billion at the end of 2015;

•	Trade and bills payables were RMB 4.2 billion (US$ 651.6 million) compared with RMB 3.8 billion at the end of 2015.

Mr. Weng Ming Hoh, President of China Yuchai, commented, “Our first quarter results reflected the continued weak macroeconomic environment and the resultant impact of government policies. The transition in applicable emission standards in both the on- and off-road segments have affected our sales. Notwithstanding, we improved our average selling price and adjusted our cost structure to maintain our profitability despite lower unit sales”.

“We continue to focus on cost controls, expansion of our product offerings of advanced National V and VI engines even as we strengthen our cash position and financial strength. We introduced four new National V compliant engines and entered into a new joint venture with Rolls Royce to produce the acclaimed MTU Series 4000 diesel engines compliant with China Tier 3 emission standards primarily for China’s off-highway market. We believe that these new developments will further expand on our current product portfolio,” Mr. Hoh concluded.

Exchange Rate Information

The Company’s functional currency is the U.S. dollar and its reporting currency is Renminbi. The translation of amounts from Renminbi to U.S. dollars is solely for the convenience of the reader. Translation of amounts from Renminbi to U.S. dollars has been made at the rate of RMB 6.4612 = US$ 1.00, the rate quoted by the People’s Bank of China at the close of business on March 31, 2016. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on March 31, 2016 or at any other date.

Unaudited First Quarter 2016 Conference Call

A conference call and audio webcast for the investment community has been scheduled for 8:00 A.M. Eastern Daylight Time on Thursday, May 12, 2016. The call will be hosted by Mr. Weng Ming HOH, President, and Mr. Kok Ho LEONG, Chief Financial Officer of China Yuchai. They will present on and discuss the financial results and business outlook of the Company followed with a Q&A session.

Analysts and institutional investors may participate in the conference call by dialing +1-866-519-4004 (United States), +800-906-601 (Hong Kong), 400-620-8038 (China) or +65 67135090 (International), Conference Code: 98554129, approximately five to ten minutes before the call start time. For all other interested parties, a simultaneous webcast can be accessed at the investor relations section of the Company’s website located at http://www.cyilimited.com. Participants are requested to log into the webcast at least 10 minutes prior to the scheduled start time. The recorded webcast will be available on the website shortly after the earnings call.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide variety of light-, medium- and heavy-duty engines for trucks, buses, passenger vehicles, construction equipment, marine and agriculture applications in China. GYMCL also produces diesel power generators. The engines produced by GYMCL range from diesel to natural gas and hybrid engines. Through its regional sales offices and authorized customer service centers, the Company distributes its engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2015, GYMCL sold 364,567 engines and is recognized as a leading manufacturer and distributor of engines in China. For more information, please visit http://www.cyilimited.com.

Safe Harbor Statement

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe”, “expect”, “anticipate”, “project”, “targets”, “optimistic”, “intend”, “aim”, “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements are based on current expectations or beliefs, including, but not limited to, statements concerning the Company’s operations, financial performance and condition. The Company cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors, including those discussed in the Company’s reports filed with the Securities and Exchange Commission from time to time. The Company specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

For more information, please contact:

Dixon Chen

Tel: +1-646-726-6511

Email: cyd@bluefocus.com

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